

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2022

Ebun Garner
General Counsel
Erasca, Inc.
3115 Merryfield Row, Suite 300
San Diego, California 92121

   Re: Erasca, Inc.
     Registration Statement on Form S-3
     Filed August 11, 2022
     File No. 333-266802

Dear Mr. Garner:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Conlon Danberg at 202-551-4466 with any questions.

            Sincerely,

            Division of Corporation Finance
            Office of Life Sciences

cc: Matthew T. Bush, Esq.